

Pharmacyclics Reports First Quarter Fiscal 2010 Financial Results

SUNNYVALE, Calif., Oct 29, 2009 /PRNewswire-FirstCall via COMTEX News Network/ -- Pharmacyclics, Inc. (Nasdaq: PCYC) today reported financial results for its first fiscal quarter ended September 30, 2009. The net loss for the first quarter of fiscal 2010 was $4.8 million, or $0.12 per share, compared to a net loss of $6.5 million, or $0.25 per share, in the first quarter of fiscal 2009.

Total operating expenses were $4.8 million in the first quarter of fiscal 2010, including $0.2 million of share-based compensation expense. In 2009 total operating expenses were $6.6 million, including share-based compensation expense of $1.8 million. Excluding share-based compensation expense, total expenses were $4.6 million in the first quarter of fiscal 2010 compared to $4.8 million for the first quarter of fiscal 2009, a decrease of $0.2 million.

As of September 30, 2009, the company's cash, cash equivalents and marketable securities totaled $33.9 million compared to $16.3 million as of June 30, 2009. In July 2009, the company completed a Rights Offering resulting in the sale of approximately 22.5 million shares of common stock for net proceeds of $27.8 million. Robert W. Duggan, the company's Chairman of the Board and CEO, purchased 4.8 million shares in the Rights Offering. In connection with the Rights Offering, the company repaid a $6.4 million loan from an affiliate of Mr. Duggan.

Today, the company also announced that Dr. Glenn Rice, our President and Chief Operating Officer, will end his position with Pharmacyclics in mid-February, 2010, to return to his long held passion for drug development in Asia. He will remain a Pharmacyclics board member.

Mr. Duggan stated, "I would like to thank Glenn for his dedication and assistance in a critical time for Pharmacyclics. With his broad experience he has assisted us in evaluating our pipeline. We are continuing various executive searches in key areas to further support our goal of achieving viability and growth through innovation." Mr. Duggan concluded, "To avoid conflict with the upcoming American Society of Hematology (ASH) meeting to be held December 4 - 8, 2009, we will hold our conference call after we release HDAC & Btk clinical trial data at ASH. Meanwhile we remain convinced we are engaged in meaningful progress across all four of our clinical molecules. We look forward to providing a robust review of each of our clinical programs at our annual shareholder meeting scheduled for December 18, 2009."

For further questions please contact Ramses Erdtmann VP Finance at: 408-215-3325

About Pharmacyclics

Pharmacyclics(R) is a clinical-stage biopharmaceutical company focused on developing and commercializing innovative small-molecule drugs for the treatment of immune mediated disease and cancer. The purpose of the company is to create a profitable business by generating income from products it develops, licenses and commercializes, either with one or several potential partners or alone as may best forward the economic interest of its stakeholders. The Company endeavors to create novel, patentable, differentiated products that have the potential to significantly improve the standard of care in the markets it serves. Presently, Pharmacyclics has four product candidates in clinical development and two product candidates in pre-clinical development. It is Pharmacyclics' business strategy to establish collaborations with large pharmaceutical and biotechnology companies for the purpose of generating present and future income in exchange for adding to their product pipelines. Pharmacyclics strives to generate collaborations that allow it to retain valuable territorial rights and simultaneously fast forward the clinical development and commercialization of its products. The Company is headquartered in Sunnyvale, California and is listed on NASDAQ under the symbol PCYC. To learn more about how Pharmacyclics advances science to improve human healthcare visit us at http://www.pharmacyclics.com.

NOTE: This announcement may contain forward-looking statements made in reliance upon the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding our expectations and beliefs regarding our future results or performance. Because these statements apply to future events, they are subject to risks and uncertainties. When used in this announcement, the words "anticipate", "believe", "estimate", "expect", "expectation", "should", "would", "project", "plan", "predict", "intend" and similar expressions are intended to identify such forward-looking statements. Our actual results could differ materially from those projected in the forward-looking statements. Additionally, you should not consider past results to be an indication of our future performance. For a discussion of the risk factors and other factors that may affect our results, please see the Risk Factors section of our filings with the Securities and Exchange Commission, including our annual report on Form 10-K and quarterly reports on Form 10-Q. We do not intend to update any of the forward-looking statements after the date of this announcement to conform these statements to actual results, to changes in management's expectations or otherwise, except as may be required by law.

PHARMACYCLICS, INC.
STATEMENTS OF OPERATIONS
(unaudited) (in thousands, except per share amounts)

	Three Months Ended September 30,	
	2009	2008
Operating expenses:		
Research and development	$3,288	$3,203
General and administrative	1,533	3,439
Total operating expenses	4,821	6,642
Loss from operations	(4,821)	(6,642)
Interest and other income, net	(24)	100
Net loss	$(4,845)	$(6,542)
Basic and diluted net loss per share	$(0.12)	$(0.25)
Shares used to compute basic and diluted net loss per share	40,993	26,015

PHARMACYCLICS, INC.
CONDENSED BALANCE SHEETS
(unaudited) (in thousands)

	September 30, 2009	June 30, 2009
ASSETS		
Cash, cash equivalents and marketable securities*	$33,874	$16,326
Other current assets	835	1,215
Total current assets	34,709	17,541
Property and equipment, net	413	470
Other noncurrent assets	290	290
	$35,412	$18,301
LIABILITIES AND STOCKHOLDERS' EQUITY		
Note payable to related party	$-	$6,379
Deferred revenue - current portion	8,490	7,025
Other current liabilities	2,244	1,968
Total current liabilities	10,734	15,372
Deferred revenue - non-current portion	3,138	4,603
Other long term obligations	62	67
Total liabilities	13,934	20,042

```
      Stockholder's equity (deficit)                 21,478      (1,741)
                                                      ------      ------
                                                     $35,412     $18,301
                                                     =======     =======

    * Marketable securities                          $12,144      $1,792
                                                     =======      ======
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SOURCE Pharmacyclics, Inc.

http://www.pharmacyclics.com